UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           CTI INDUSTRIES CORPORATION
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   125961 30 0
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                                 (CUSIP Number)

Stephen M. Merrick, Executive Vice-President
22160 N. Pepper Road, Barrington, Illinois 60010 (847) 382-1000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 12, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  713398105                                                         13D


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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     John H. Schwan
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY

     PF
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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    744,228 Shares of Common Stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           744,228 Shares of Common Stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     744,228 Shares of Common Stock
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 32.3% of the issued and outstanding Common Stock
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS

CUSIP No.  713398105                                                         13D

                                  SCHEDULE 13D

ITEM 1.  Security and Issuer.

                  Common Stock

                  CTI Industries Corporation
                  22160 North Pepper Road
                  Barrington, Illinois 60010

ITEM 2.  Identity and Background.

                  (a) Name:
                           John H. Schwan

                  (b)      Business Address:
                           CTI Industries Corporation
                           22160 North Pepper Road
                           Barrington, Illinois 60010

                  (c)      Occupation:
                           Chairman of CTI Industries Corporation
                           CTI Industries Corporation
                           22160 North Pepper Road
                           Barrington, Illinois 60010

                  (d) Mr. Schwan, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Mr. Schwan, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship: United States

ITEM 3.  Source and Amount of Funds or Other Consideration

                  Consideration was paid by tender of 38,404 shares of Common Stock previously owned by Reporting Person.

ITEM 4.  Purpose of Transaction

                  On June 12, 2006, in a private transaction, the Reporting Person purchased 79,367 shares of CTI Industries Corporation Common Stock for approximately $1.50 per share, for a total purchase price of $119,051. Payment of the consideration was made by the tender of 38,404 shares of Common Stock previously owned by the reporting person. The purpose of the transaction was to exercise an warrant dated July 17, 2001, which was set to expire on July 17, 2006.

ITEM 5.  Interest in Securities of the Issuer

                  (a) 744,228 shares of common stock, constituting approximately 32.3% of the issued and outstanding common stock.

                  (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 744,228 shares of common stock held by the Reporting Person.

                  (c) On June 12, 2006, in a private transaction, the Reporting Person purchased 79,367 shares of CTI Industries Corporation Common Stock for approximately $1.50 per share, for a total purchase price of $119,051. Payment of the consideration was made by the tender of 38,404 shares of Common Stock previously owned by the reporting person. The purpose of the transaction was to exercise an warrant dated July 17, 2001, which was set to expire on July 17, 2006.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

                  N/A

ITEM 7.  Material to be Filed as Exhibits

                  N/A

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             June 23, 2006
-------------------------
Date



                                          /s/ John H. Schwan
                                          ----------------------------------
                                          John H. Schwan